Exhibit 2.1
SALE AND PURCHASE OF SHARES
10 NOVEMBER 2021
between

Amixa Capital, S.L.

and

Aurica Trackers, S.L.

(as Sellers)

Array Tech, Inc.

(as Buyer)

Array Technologies, Inc.

(as Buyer’s Guarantor)

and

Mr Javier Reclusa Etayo

regarding

Soluciones Técnicas Integrales Norland, S.L.

Allen & Overy

CONTENTS
Clause    Page
Schedule

The Group Companies	32
Completion actions	43
Permitted Leakage	47
Principles and methodology to calculate the Company’s FY2021 Audited EBITDA	48
Sellers’ bank accounts	50
Completion Buyer’s cash payments and Stock Consideration Shares and Stock Shares to be delivered by Buyer	51
Credit Support Arrangements	52
Sellers’ Warranties	53
Buyer’s Warranties	56
STI Spain SPA	58
STI Brazil SPA	59
Agreed Form Document	60
Interpretation	63

THIS AGREEMENT is made on 10 November 2021 (the Agreement)
BETWEEN
(1)Amixa Capital, S.L., a company duly incorporated and existing in accordance with the laws of the Kingdom of Spain, whose registered address is at Calle Rio Urbi 155, Valle de Egües, Egües, 31620 Navarra, Spain, registered with the Commercial Registry of Navarra under volume (tomo) 1406, page (folio) 1, and corporate sheet (hoja) NA-27935 and holder of Spanish tax identification number B-31966146 (Amixa), duly represented by Mr Xavier Blanco Platero, of legal age, of Spanish nationality, with domicile at Calle Rio Urbi 155, Valle de Egües, Egües, 31620 Navarra, Spain, and with Spanish ID number 44615759-Z, in force, as sole director of Amixa.
(2)Aurica Trackers, S.L., a company duly incorporated and existing in accordance with the laws of the Kingdom of Spain, whose registered address is at Avenida Diagonal 598, piso 4, puerta 2, Barcelona, Spain, registered with the Commercial Registry of Barcelona under volume (tomo) 47964, page (folio) 191, and corporate sheet (hoja) B-545564 and holder of Spanish tax identification number B-67587964 (Aurica), duly represented by Mr Iván Plaza Ferriz, of legal age, of Spanish nationality, with domicile at Avenida Diagonal 598, piso 4, puerta 2, Barcelona, Spain, and with Spanish ID number 43546043-M, in force, as representative (representante persona física) of Aurica Capital Desarrollo SGEIC SA, sole director of Aurica.
Amixa and Aurica shall be hereinafter jointly referred to as the Sellers and individually as one Seller.
(3)Array Tech, Inc., a corporation organized and existing under State of New Mexico, United States of America, whose registered address is at MC-CSC1, 726 E. Michigan Dr., Ste. 101, Hobbs, New Mexico, USA 88240, registered with the Secretary of State of New Mexico (the Buyer), duly represented by Mr. Jim Fusaro, of legal age, of USA nationality and with domicile for these purposes at 3901 Midway Place NE, Albuquerque, NM, USA 87109, in the capacity of duly authorised officer of the Buyer.
(4)Array Technologies, Inc., a corporation organized and existing under the General Corporation Law of the Estate of Delaware and listed in the Nasdaq, whose registered address is at 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808, USA, registered with the State of Delaware (the Buyer's Guarantor), duly represented by Mr Jim Fusaro, of legal age, of USA nationality and with domicile for these purposes at 3901 Midway Place NE, Albuquerque, NM, USA 87109, in the capacity of duly authorised officer of the Buyer's Guarantor.
The Sellers, the Buyer, and the Buyer’s Guarantor will be hereinafter jointly referred to as the Parties and individually as one Party.
(5)Mr Javier Reclusa Etayo, of legal age, of Spanish nationality, with address at Alameda Itu 78, Apartamento 2207, Jardim Paulista, CEP 01421-000, Sao Paulo, and holder of Spanish identity card number 72683736-X (Mr Javier Reclusa), in his own name and representation. Mr Javier Reclusa signs this agreement only for the purposes set out in Clause 18.11.
WHEREAS
(A)Soluciones Técnicas Integrales Norland, S.L. is a Spanish limited liability company, whose registered address is at Avenida Sancho el Fuerte 26, Oficina 1, Pamplona, Spain, registered with the Commercial Registry of Navarra under volume (tomo) 490, page (folio) 1 and corporate sheet (hoja) NA-10,473 and holder of Spanish tax identification number B-31565518 (STI or the Company). More information about STI is included in Schedule 1.

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(B)The share capital of STI amounts to EUR 275,000, fully subscribed and paid up, divided into 2,750 shares (participaciones sociales) numbered from 1 to 2,750, both inclusive, of EUR 100 of nominal value each (the Shares), which are legally and beneficially fully held by Amixa and Aurica in the following proportions (the Sellers’ Proportions):

Shareholders	Number of shares	Sellers’ Proportions
Amixa	1,609	58.51%
Aurica	1,141	41.49%
Total	2,750	100.000%
(C)STI in turn is the legal and beneficial owner of the shares of the share capital of the following companies (the Subsidiaries):
•STI Solar SpA, a Chilean stock company (sociedad por acciones), whose registered address is at Padre Mariano 82, oficina 1102, Providencia, Santiago, registered with the Commercial Registry of Santiago under number 14627, page 19183 (STI Chile). STI owns 100% of the share capital of STI Chile.
•STINorland Israel Ltd., an Israeli limited liability company, whose registered address is at Rothschild Bv. 78, 6578605 Tel-Aviv, Israel, registered with the Companies and Associations Registry under number 514820414 (STI Israel). STI owns 100% of the share capital of STI Israel. STI Israel is in the process of being liquidated.
•STINorland USA Inc., a US limited liability company, whose registered address is at 2804 Gateway Oaks Dr #100, Sacramento, CA 95833, California, USA, registered in California in the Commercial Registry under number 3544402 (STI USA). STI owns 100% of the share capital of STI USA.
•STINorland South Africa (PTY) Ltd., a South African limited liability company, whose registered address is at 48 Main Road, Walmer, 6065 Port Elizabeth (Gqeberha), South Africa, registered in South Africa in the Commercial Registry under number 2013/042002/07 (STI SA). STI owns 100% of the share capital of STI SA.
•STINorland Brasil Ltda., a Brazilian limited liability company, whose registered address is at City of Camaçari, State of Bahia, Rodovia BA 535, Via Parafuso, SN, Km. 13.5 - Morro da Manteiga, 42802-041, Brazil, registered under number CNPJ 22.314.723/0001-06 (STI Brazil). STI owns 79.9% of the share capital of STI Brazil. The remaining share capital of STI Brazil is held by Mr Javier Reclusa (20%) and Amixa (0.1%), and will be held by STI on Completion Date pursuant to the STI Brazil SPA.
•STINorland Mexico S.A. de C.V., a Mexican stock company (sociedad anónima de capital variable), whose registered address is at Calle Darwin 74, Interior 301, Colonia Anzures, Delegación Miguel Hidalgo, Ciudad de México, 11590, Mexico, registered in Mexico in the Contributors Federal Registry under number SME160114658 (STI Mexico). STI owns 99% of the share capital of STI Mexico and Amixa owns the remaining 1%.
•STINorland India Private Limited, an Indian limited liability company, whose registered address is at No. 39, 02nd Floor, NGEF Lane, Indiranagar First Stage, Bangalore- 560038, India, registered in the Companies Registry under number U40100KA2019FTC125800 (STI India). STI owns 100% of the share capital of STI India.
•KTRSolar Tech, S.L., a Spanish limited liability company, whose registered address is at Plaza Mayor 17, piso 1º A – Sarriguren, Valle de Egüés, 31621, Navarra, Spain, registered with the

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Commercial Registry of Navarra under volume (tomo) 1,884, page (folio) 11 and corporate sheet (hoja) NA-37,426 and holder of Spanish tax identification number B71335442 (STI Spain). STI owns 80% of the share capital of STI Spain on the date of this Agreement and expects to own 100% of such share capital on Completion Date pursuant to the STI Spain SPA.
•STINorland Australia Pty Ltd., an Australian limited liability company, whose registered address is at Level 13, 664 Collins Street, Docklands Vic 3008, Australia registered with the Commercial Registry of Victoria with Australian Company Number 645 773 422 (STI Australia). STI owns 100% of the share capital of STI Australia.
More information about the Subsidiaries is included in Schedule 1.
(D)The Group Companies are engaged in the business of the manufacturing of solar trackers and fixed structures for solar PV panels (the Business).
(E)On 11 October 2021, the Parties and the Company executed a letter of intent regulating the main terms and conditions under which the Buyer intended to acquire the Company from the Sellers (the Letter of Intent).
(F)The Buyer, one of the world’s largest manufacturers of utility scale solar technology, supported by its professional advisers, has (i) carried out an analysis of the Group Companies and the Business (the Due Diligence Investigation) including legal, tax, employment, financial, technical, accounting and insurance matters; accessed the information and documentation made available by the Sellers or requested by the Buyer about the Group Companies and the Business between 13 April 2021 and 23:59 CET of 8 November 2021, in the virtual data room hosted by Intralinks named "Project Swift" (Data Room); (ii) had access to the management teams of the Group Companies, through the Meetings and Calls; and (iii) asked the questions that the Buyer considered appropriate during the process through a “questions & answers process” (the written information provided pursuant to (i) and (iii) above, together with the information provided pursuant to (ii) above and the Additional AML USB, the Disclosed Information). The Disclosed Information made available to the Buyer through the Data Room up to 8 November 2021 is in the process of being saved and issued by Intralinks in five identical certified USBs (each, a USB). Within the following three Business Days, one copy of the USB will be delivered to the Buyer’s advisors in Madrid, another one to each Seller, one to Mr Javier Reclusa and the fifth one will be kept in escrow by the Sellers’ legal counsel for its deposit with the Notary Public on Completion by means of the Deposit Deed as indicated in Schedule 2.
(G)On or before the date hereof:
(i)a share purchase agreement has been executed by Alkrao Ventures, S.L. and Mr. Andrés Jimenez de la Cruz, as sellers, and the Company, as buyer, by virtue of which the Company expects to acquire no later than or on Completion Date 10,000 shares of STI Spain owned by Alkrao Ventures, S.L. and 10,000 shares of STI Spain owned by Mr. Andrés Jimenez de la Cruz (the STI Spain SPA, a copy of which is attached as Schedule 10) for the purchase price agreed therein (the STI Spain Purchase Price);
(ii)a share purchase agreement shall be executed by Mr Javier Reclusa and Amixa, as sellers, and the Company, as purchaser, by virtue of which the Company shall acquire on Completion Date 50 quotas of STI Brazil owned by Amixa and 10,000 quotas of STI Brazil owned by Mr Javier Reclusa (the STI Brazil SPA, an agreed form of which is attached as Schedule 11) for the purchase price agreed therein (the STI Brazil Final Purchase Price); and
(iii)a warranty deed shall be executed pursuant to which the Sellers and Mr Javier Reclusa have agreed to grant certain representations and warranties concerning the Business activities and

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the Group Companies in favour of the Buyer for the purpose of allowing the Buyer to subscribe an insurance warranty policy as sole recourse for indemnification coverage in relation with damages arising out of such representations and warranties, all in the terms described therein (the Warranty Deed).
(H)The Sellers wish to transfer the Shares, and subject to the satisfaction or waiver, as appropriate, of the Condition (as this term is defined in Clause 3), the Buyer wishes to acquire the Shares upon the terms and conditions set out in this Agreement (the Transaction).
(I)The Buyer’s Guarantor is the ultimate holding company of the Buyer and has agreed to guarantee the performance by the Buyer of its obligations under this Agreement in accordance with the terms and conditions of Clause 15.
And, by virtue of the foregoing, the Sellers, the Buyer and the Buyer’s Guarantor enter into this Agreement which shall be governed by the following.
CLAUSES
1.INTERPRETATION
1.1In addition to terms defined elsewhere in this Agreement, the definitions and other provisions in Schedule 13 apply throughout this Agreement, unless the contrary intention appears.
1.2In this Agreement, unless the contrary intention appears, a reference to a Clause or Schedule is a reference to a Clause or Schedule to this Agreement.
2.SALE AND PURCHASE OF THE SHARES
2.1Subject to the Condition being satisfied or, where permitted, waived, the Sellers hereby agree to sell and transfer to the Buyer and the Buyer agrees to purchase and acquire from the Sellers, full title (propiedad de pleno dominio) to the Shares, together with all inherent ancillary rights or obligations attaching thereto, free of Encumbrances, on the Completion Date, and consequently the Business of the Company and its Subsidiaries.
2.2In accordance with articles 1,258 and 1,450 of the Spanish Civil Code (Código Civil), this Agreement is entered into (perfeccionado) by means of its signature by the Parties hereto, hence becoming binding and enforceable upon them from the date hereof; provided, however, that the obligation to proceed to Completion of the Transaction will not arise until the Condition is satisfied or waived pursuant to the terms set out in Clause 3 and subject to the time limit set out in Clause 8.1.
2.3Subject in any event to the Condition being satisfied or, where permitted, waived, in accordance with Clause 3, the time limit set out in Clause 8.1 and the termination rights regulated in Clause 9, the Transaction shall complete (se consumará) once all of the Completion actions set out in Schedule 2 take place. In this respect, the Parties acknowledge and agree that the transfer of the Shares shall be completed on the basis of the Notarial Deed of Transfer of Shares in the same act (en unidad de acto) with the other Completion actions.
2.4It is acknowledged and agreed that the obligation of the Parties to complete the sale and purchase of the Shares on Completion pursuant to the terms and conditions of this Agreement shall in no event be affected by any change of circumstances that may take place in the economic and financial markets, by the evolution of the Business after the date of this Agreement or by any other fact or circumstance, even if any such change of circumstances was unforeseeable or unavoidable.
2.5For purposes of transferring the Shares to the Buyer, each of the Sellers expressly waive its respective pre-emptive acquisition rights concerning the Shares, as applicable.

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3.CONDITION PRECEDENT
3.1Completion shall be conditional on either (i) the approval by the Spanish Council of Ministers (Consejo de Ministros) of the transfer of the Shares in the terms set out in this Agreement pursuant to Article 7 bis of Act 19/2003, 4 July, on the legal framework of capital movements and foreign economic transactions and on certain measures to prevent money laundering; or (ii) confirmation from the relevant authority that no prior authorization is required (the Condition).
3.2The Buyer acknowledges that the Sellers have already delivered via e-emails dated 23 September 2021 and 15 and 29 October 2021 a written consultation to the authorities and answers to additional requests of information in order to confirm whether prior authorisation is required (the Sellers’ Consultation). Furthermore, the Parties have agreed that promptly after signing this Agreement, the Sellers shall extend the Sellers’ Consultation by informing the authorities of the identity and details of the Buyer as the potential acquirer of the Shares, in the terms already agreed between the Parties’ legal advisors and copying the Buyer’s legal advisors in the relevant correspondence. In this regard, if the authorities require additional information in order to make the relevant assessment, the Parties shall deliver the relevant information or documentation to the authorities within five (5) Business Days following the receipt of the request by the authorities.
3.3If the authorities (x) reply to the Sellers’ Consultation or to any further correspondence stating that a formal filing is needed for the purposes of obtaining clearance (the Authorities Reply), or (y) do not reply to the Sellers Consultation by 30 January 2022 in the terms of Clause 3.1 (the Authorities Reply Deadline, as may be extended by written agreement of the Parties), the Buyer shall:
(a)file and submit all necessary notifications, filings, draft filings or other documentation required in connection with the satisfaction of the Condition (the FDI Filing) immediately following either the receipt of the Authorities Reply or the Authorities Reply Deadline; and
(b)allow the Sellers to review the relevant notifications, filings or other submissions and make such amendments as they reasonably request.
3.4The Parties agree that the Condition shall be deemed satisfied upon any of the following events:
(a)if the authorities reply to the Sellers’ Consultation or to any further correspondence stating that no formal filing or no prior authorisation are required; or
(b)if the FDI Filing is made:
(i)express approval of the Transaction by the Council of Ministers or by any relevant competent body at that time; or
(ii)upon confirmation by the Foreign Investment Authority (including via email), that the Transaction is not subject to approval for the purposes of the foreign investment regime under article 7.bis Law 19/2003, of 4 July, as enacted by Royal Decree-law 8/2020 of 17 March and amended by Royal Decree-law 11/2020 of 31 March and Royal Decree-law 34/2020 of 17 November; or
(iii)upon approval of any regulatory amendment that renders article 7 bis of the Act 19/2003 without effect and thereby makes the Transaction not subject to prior approval pursuant to such article 7 bis of Act 19/2003.
3.5Furthermore, in case of FDI Filing, the Buyer undertakes to:
(a)notify the Sellers and provide them with a copy of any notice or decision from any government, supervisory regulatory or any other type of body redacting any confidential,

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privileged or sensitive information considered by the Buyer in relation to obtaining any authorisation or approval (except when such notice or decision has been delivered at the same time to the Sellers);
(b)provide the Sellers (or their legal advisers) with (i) the drafts of all applications and communications addressed to the government, supervisory or regulatory bodies or any Third Party in relation to obtaining any authorisation or approval, so that the Sellers have a reasonable opportunity to make observations regarding the applications and communications before they are submitted or sent, observations that shall be accepted and included by the Buyer (unless they are unreasonable at Buyer’s sole discretion), provided that the Sellers send any observations at least 2 Business Days prior to the date that the Buyer plans to submit the relevant application or communication, giving the Sellers at least 2 Business Days to provide their comments; and (ii) copies of the applications and communications as they were finally submitted or sent (save that, in relation to all disclosures under this Clause 3.5(b), business secrets, privileged information and other confidential material may be redacted so long as the Buyer acts reasonably in identifying such material for redaction, provided that such confidential material is provided to the other Parties' advisers on an attorney-only basis);
(c)at the reasonable request of the Sellers and when permitted by the government and any relevant supervisory or regulatory body or Third Party, the representatives of the Sellers will be permitted to attend meetings, conference calls and video conferences that may be held with said government or supervisory; or, if the Sellers are not present or not allowed to attend, if so requested by the Sellers, provide a written summary of any material information arising out of or any material communication made in connection with such meetings or telephone calls as soon as possible thereafter;
(d)if it becomes apparent that the competent authority or third party will only authorise the Transaction subject to any condition, undertaking, obligation or modification, the Buyer shall offer, accept and agree to any such commitment to the extent its effects are limited solely to the Group Companies (which shall not, without the prior written approval of the Sellers, include any amendment, variation or modification of the terms of this Agreement in such a way as to adversely affect the value to the Sellers of the Transaction contemplated by this Agreement and shall not, in any case, involve a commitment that has an adverse impact on the Buyer, any entities of the Buyer’s Group, or its shareholders other than with respect to the Group Companies) as may be necessary in order to obtain approval for and complete the Transaction as rapidly as possible; and
(e)immediately notify the Sellers in writing of the satisfaction of the Condition and, in any case, within two (2) Business Days following the satisfaction of the Condition. For purposes of this section, if the Condition is satisfied due to the express approval of the Transaction by the Council of Ministers or by any relevant competent body at that time, the Condition shall be deemed to have been satisfied upon receipt by the Buyer of the notification in writing of the approval issued by the relevant competent body.
3.6In relation to the fulfilment of the Condition, the Sellers undertake to reasonably assist, and cause the Company or the relevant Subsidiary to reasonably assist, the Buyer in preparing any applications and communications addressed to the competent government, supervisory or regulatory bodies, cooperating, or causing the Company or the relevant Subsidiary to reasonably cooperate, in the administrative procedure leading to the satisfaction of the Condition and providing, or causing the Company or the relevant Subsidiary to provide, the necessary documents and information that the Buyer might request reasonably for the fulfilment of the Condition.

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3.7Where the Condition is capable of being waived (in whole or in part), it may only be waived with the agreement of both the Seller and the Purchaser, in which case the Condition (or, where applicable, that part of it) will be deemed to have been satisfied by such waiver.
3.8The Condition must be fulfilled (or, where permitted, waived by all Parties) no later than 15 August 2022 or such other date as may be applicable in accordance with the following provisions (the Longstop Date).
3.9Subject to this Clause 3, the Parties will act jointly and will cooperate in good faith so that the Condition can be fulfilled as soon as possible before the Longstop Date.
3.10If, at any time, a Party becomes aware of an event or circumstance that may prevent the fulfilment of the Condition, it must inform the other Parties of this. Furthermore, the Parties undertake to keep each other informed of the progress made towards fulfilment the Condition and in any event, as abovementioned, the Buyer shall notify to the Sellers the fulfilment of the Condition within two (2) Business Days following the date in which the Buyer becomes aware of such fulfilment.
3.11If the Condition is not fulfilled or waived on or before the Longstop Date, Clause 9 shall apply.
3.12All costs and fees generated, if any, in relation to the application and fulfilment of the Condition shall be fully borne by the Buyer, including, for the avoidance of doubt, all costs and consequences arising from any commitment as per Clause 3.5(d), and implementation thereof, but excluding any Sellers’ advisors or internal costs.
4.PURCHASE PRICE AND CERTAINTY OF FUNDS
4.1Initial Purchase Price
The initial purchase price for the transfer of the Shares amounts to EUR 582,645,000 (the Initial Purchase Price).
4.2Final Purchase Price
The final purchase price for the transfer of the Shares on Completion will be the Initial Purchase Price:
(a)plus the interest accrued over the Initial Purchase Price from, and including, the Accounts Date, up to, but excluding, the Completion Date at an annual rate of interest equal to 3% until, but excluding, 9 February 2022, to 4% from 9 February 2022 and including such date, until, but excluding, 9 April 2022 and to 5% from 9 April 2022, and including, such date (the Equity Ticker);
(b)minus the Transaction Expenses;
(c)minus the Management Transaction Bonus;
(d)minus the Known Leakage Amount (if any);
(e)minus the STI Brazil Stake Debt;
(f)minus the STI Spain Purchase Price of EUR 2,720,000; and
(g)minus the Mexico Minority Stake Purchase Price;
(the Final Purchase Price).

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4.3Method of payment and allocation of the Final Purchase Price
The Final Purchase Price shall be paid by the Buyer on the Completion Date as follows:
(a)EUR 186,754,805.25 of the Final Purchase Price (the Stock Consideration Amount) shall be paid by the Buyer to the Sellers by issuance in book entry form to the Sellers on the Completion Date of the Stock Consideration Shares, free of Encumbrances, which shall be allocated to each of the Sellers in accordance with the below:
(i)Amixa shall receive 6,659,055 Stock Consideration Shares; and
(ii)Aurica shall receive 4,722,176 Stock Consideration Shares.
(b)the remaining part of the Final Purchase Price (the Cash Consideration Amount) shall be paid to the Sellers in cash on the Completion Date, and shall be allocated to each of the Sellers in the Sellers’ Proportion.
For the avoidance of doubt, the payments set out in this Clause 4.3(a) may be made directly by Buyer, the Buyer’s Guarantor or by any Third Party acting as agent of the same on its name and on its behalf.
Separately from the Stock Consideration Amount, the Parties acknowledge that on the Completion Date, Amixa and Mr. Javier Reclusa shall receive 12,505 Stock Shares and 2,501,064 Stock Shares, respectively, as part of the payment of the STI Brazil Final Purchase Price under the STI Brazil SPA.
4.4However, if the Stock Shares are no longer listed or traded on the Nasdaq Stock Market at any time between the date of this Agreement and Completion, the Sellers may at their sole discretion request the Buyer to settle the Stock Consideration Amount in cash (the Cash Alternative).
If the Stock Shares are no longer listed or traded on the Nasdaq Stock Market at any time between the date of this Agreement and Completion the Sellers shall communicate to the Buyer the Sellers’ election to receive the Cash Alternative in the Pre-Completion Certificate and the Buyer shall make payment of the Cash Alternative to the Sellers on the Completion Date, absent which Clause 9.1(c) shall apply. For the avoidance of doubt, the Buyer shall not be entitled to elect the Cash Alternative.
4.5The Buyer delivers to the Sellers, simultaneously with the execution of this Agreement, the debt commitment letter entered into on or before the date of this Agreement by and among Array Tech, Inc., JP Morgan Chase Bank N.A. and Guggenheim Securities, LLC, setting out the terms and conditions on which, among other things, JP Morgan Chase Bank N.A. and Guggenheim Securities, LLC have undertaken that the Buyer shall receive, on or before the Completion Date, the necessary financing to be applied towards payment of the Final Purchase Price, (the Debt Commitment Letter).
5.CONTINGENT PRICE
5.1The Final Purchase Price may be increased by an amount resulting from the provisions of this Clause (the Contingent Price), payable by the Buyer to the Sellers in the Sellers’ Proportion. In case the Final Purchase Price is increased by the Contingent Price in accordance with the below provisions, the references to Final Purchase Price in this Agreement shall be referred to such increased amount of the Final Purchase Price.
5.2The Contingent Price shall be calculated as follows:
Contingent Price = (4 x (Company’s FY2021 Audited EBITDA - EUR 47,000,000)) – STI Brazil Contingent Price

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For clarification purposes, the Company’s FY2021 Audited EBITDA shall be adjusted once calculated to exclude the effect of the Transaction Expenses and the Management Transaction Bonus.
Provided that if the result of applying the above formula results in an amount equal to or above EUR 45,050,500, the Contingent Price shall be subject to a cap of EUR 45,050,500. If such amount is zero or negative, the Contingent Price shall be EUR 0.
5.3As soon as practicable and in any case on or before the date which is 180 days after 31 December 2021, the Sellers, in case Completion has not occurred by that moment, or the Buyer, in case completion has already occurred (with the cooperation of the other Parties, if necessary) shall have procured that the Company has (i) prepared the Consolidated Accounts, which shall be audited by the Auditor before such 180-day term; and (ii) obtained from the Auditor a certificate indicating the Company’s FY2021 Audited EBITDA (the Auditor Certificate).
5.4In case the Auditor issues the Auditor Certificate prior to Completion, the Sellers shall include it, together with the Contingent Price, in the Pre-Completion Certificate and the Buyer shall pay the Sellers the Contingent Price, in the Sellers’ Proportion and in cash to the Sellers’ Bank Accounts, on Completion Date.
5.5In case the Auditor issues the Auditor Certificate after Completion, within ten (10) Business Days following the issuance of the Auditor Certificate, the Buyer shall deliver to the Sellers a certificate (the Contingent Price Certificate) detailing the calculation of the Contingent Price and including a copy of the Auditor Certificate and the Consolidated Accounts. The Contingent Price shall be paid in cash to the Sellers’ Bank Accounts in the Sellers Proportion within five (5) Business Days as from the date when the Contingent Price Certificate is delivered by the Buyer to the Sellers, and in any event no later than fifteen (15) Business Days after the Consolidated Accounts have been audited by the Auditor.
5.6The Parties undertake to cooperate fully with the Company's management team and to take all such reasonable steps and ensure that the Group Companies provide their full cooperation to enable (i) the Consolidated Accounts to be drawn-up and audited within 180 days from the closing of the 2021 financial year, and (ii) the Auditor Certificate to be issued, as soon as possible thereafter.
5.7Following Completion, the Buyer shall not take any actions directed to avoid or reduce the Contingent Price.
5.8In relation with the STI Brazil Contingent Price Debt:
(a)in case the Auditor issues the Auditor Certificate prior to Completion, the Sellers shall include the STI Brazil Contingent Price Debt in the Pre-Completion Certificate and such amount shall be paid by the Buyer on behalf of the Company on Completion to the JR Bank Account and to the Amixa Bank Account, following the same procedure regulated under section 2.j of Schedule 2 for the purposes of the payment of the STI Brazil Purchase Price;
(b)in case the Auditor issues the Auditor Certificate after Completion, within ten (10) Business Days following the issuance of the Auditor Certificate, the Buyer shall also deliver to Mr Javier Reclusa the Contingent Price Certificate detailing the calculation of the Contingent Price and the STI Brazil Contingent Price Debt (and including a copy of the Auditor Certificate and the Consolidated Accounts). The Buyer shall pay on behalf of the Company, or shall procure that the Company pays, the STI Brazil Contingent Price Debt in cash to the JR Bank Account and to the Amixa Bank Account, in accordance with the terms of the STI Brazil SPA, within five (5) Business Days as from the date when the Contingent Price Certificate is delivered by the Buyer to the Sellers and Mr Javier Reclusa, and in any event

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no later than fifteen (15) Business Days after the Consolidated Accounts have been audited by the Auditor.
6.LEAKAGE
6.1Other than the Permitted Leakages, each of the Sellers warrants and undertakes to the Buyer that in the period from the Accounts Date (excluded) to the date hereof (included):
(a)there has been no Leakage; and
(b)no arrangement or agreement has been made that will result in any Leakage.
6.2Each of the Sellers undertakes to the Buyer that:
(a)from the date hereof to the Completion Date, other than Permitted Leakages, there will be no Leakages;
(b)from the date hereof to the Completion Date, no arrangement or agreement will be made that will result in any Leakage;
(c)if there is a breach by it of any of the undertakings set out in Clause 6.1 or 6.2 (a) or (b) above, it shall, following Completion, pay in cash to the Buyer on a Euro for Euro basis a sum equal in Euros to the Leakage incurred by the relevant Seller, provided that any claim to be made by the Buyer pursuant to this Clause 6.2 must:
(i)be made in writing within six (6) months following Completion; and
(ii)set out the Buyer's calculation of the amount and all relevant details of the Leakage; and
(d)it will notify the Buyer in writing after becoming aware of anything which would constitute a breach by it of any of the undertakings set out in Clause 6.1 or 6.2 (a) or (b) above.
6.3The Buyer acknowledges that the only remedy available to it for breach of the undertakings set out in Clauses 6.1 and 6.2 is provided in this Clause 6. The liability of each of the Sellers for any claim notified under this Clause 6.2, shall (if it has not been previously satisfied, settled or withdrawn) cease six (6) months after (i) Completion Date, if no such claim has been notified, or (ii) the date on which such claim was notified unless court proceedings have been started within four (4) months since that date in respect of the subject matter of the claim and the proceedings have not been withdrawn or terminated. For the purposes of this Clause 6.3, arbitration proceedings shall not be deemed to have been started unless a statement of claim is both properly issued and validly served on the relevant Seller. The Parties agree that the financial limits set out in Clause 12 shall not apply to this Clause 6.
6.4If any Seller becomes aware of any Leakage prior to Completion and notifies the Buyer of the amount of such Leakage (the Known Leakage Amount), the Final Purchase Price shall, so far as legally possible, be reduced proportionally by an amount equal to such Known Leakage Amount. To the extent the Final Purchase Price is adjusted by the Known Leakage Amount in accordance with Clause 4.2, the relevant Seller shall be discharged from the obligation to make payment of the Known Leakage Amount pursuant to Clause 6.2(c).
6.5For the purposes of this Clause 6, the amount of any Leakage shall not include any amount in respect of VAT that is recoverable by repayment or credit by a Group Company or by a representative member of any group for VAT purposes of which the relevant Group Company is a member.

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6.6The Parties declare that, to the extent legally possible, any payment made by any Seller to the Buyer in respect of any Leakages shall entail a reduction in the Final Purchase Price in the Sellers' Proportions (to the extent the Leakage affects all Sellers proportionally) by the amount of such payments. Each Seller which is responsible for the Leakage shall be individually liable to the Buyer for the relevant Leakage and each non-responsible Seller shall not be joint and severally (solidariamente) liable.
7.PRE-COMPLETION UNDERTAKINGS
7.1Conduct of Business
During the interim period that runs between the date of execution of this Agreement and the Completion Date (the Interim Period), the Sellers shall, whether directly exercising the voting rights that they, directly or indirectly, hold in the Group Companies or providing instructions to the Group Companies’ management bodies, maintain the management and administration of the Group Companies and the Business, and will adopt the decisions necessary for the ordinary development of their day-to-day business.
7.2Pre-Completion undertakings in relation to the Group Companies
(a)Unless as otherwise permitted under this Agreement or with prior written consent of the Buyer, the Sellers shall ensure that each of the Group Companies:
(i)carry on the Business as an ongoing concern, in the usual manner, in the normal course of business carried on until the date of this Agreement;
(ii)do not amend the Group Companies’ by-laws, or approve any statutory merger (fusion), spin-off (escisión), global transfer of assets and liabilities (cesión global de activos y pasivos), conversion (transformación) or any other structural reorganisation of the Group Companies;
(iii)do not declare, make or pay any dividend or distribute profits, reserves or other distribution to Sellers or Third Parties, or perform any act or omission that might directly or indirectly result any Leakage;
(iv)do not modify, initiate or cease the Group Companies’ activities or lines of business;
(v)do not dispose of assets from the Group Companies other than in the ordinary course of normal daily operations;
(vi)do not terminate without cause, assign or amend in a less favourable way the agreements with suppliers, customers, creditors, agents, lessors, and Third Parties that given their value or strategic importance, are material to the business of the Group Companies,
(vii)do not transfer, issue, allot, repay or redeem any share capital or other securities or grant any person any option or right to call for the issue of any such shares or securities (in each case except to another Group Company);
(viii)do not acquire or agree to acquire any share, shares or other interest in any company, partnership or other venture, other than the ones foreseen in this Agreement;
(ix)do not enter into, or exercise an option in relation to, any agreement or incur any commitment involving any capital expenditure in excess of €500,000 per item and

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€2,500,000 in aggregate, in each case exclusive of VAT, other than in the ordinary and usual course of business;
(x)do not incur in any debt in excess of the existing debt for any Group Company without prejudice to the possibility of drawing down funds under current financing agreements up to its current limit, or become a guarantor of any obligation of other person (other than another Group Company);
(xi)do not make any changes to its accounting practices or policies, unless required by law;
(xii)in relation to any property or real estate assets owned by or occupied by the Company or any Group Company:
(A)do not terminate or serve any notice to terminate, surrender or accept any surrender of or waive the terms of any lease, nor amend any of its term (including regarding the rent or fee payable), which is material in the context of the relevant Group Company;
(B)not sell, convey, transfer, assign or charge any property or grant any rights or easements over any property or enter into any covenants or other Encumbrance affecting any property or agree to do any of the foregoing; and
(xiii)procure that each Group Company allows the Buyer and its representatives, upon reasonable notice and during working hours, access to its Books and Records, other than materials subject to any confidentiality restrictions in favour of Third Parties, and to the properties and the Group Companies’ management, where such access is reasonably required by the Buyer for the purpose of following up on the status of material matters of the Group Companies during the period prior to Completion, always provided that such representatives observe the confidentiality provisions set out at Clause 18.7 of this Agreement and applicable regulation and that the Sellers receive a notice from the Buyer for such purposes at least 5 Business Days in advance. The Buyer shall only be entitled to access the Group Companies premises up to five (5) times during the Interim Period provided that the Completion takes place on January 11, 2021. Thereafter, the Buyer shall be entitled to access the Group Companies premises up to two (2) times every month.
Additionally, the Sellers shall devote reasonable efforts to ensure that each Group Company timely pay Taxes in the manner prescribed under the applicable Tax Laws and do not make any material change to its methods, policies, principles or practices in connection with Tax filings and Tax accounting.
For the avoidance of doubt, the Parties agree that the Sellers will not be liable under a claim for breach of the undertakings set out in Clause 7.2.(a)(iii) if it has pursued a claim for Leakage under Clauses 6.1 and 6.2 above, as provided in Clause 6.
(b)The Sellers shall procure that none of them nor their Affiliates take any action (other than action arising in the ordinary course of business) over any of the material assets of the Group Companies which is inconsistent with the provisions of this Agreement or the implementation of the Transaction contemplated hereunder.
(c)The Sellers shall devote reasonable efforts to ensure that the Group Companies operate their business and conduct transactions in compliance with all Applicable Laws as of the date of this Agreement. In the event that the Sellers become aware of any circumstance which could

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result in a potential violation, by the Group Companies or by any Person acting on their behalf, of Applicable Laws, the Company shall promptly notify the Buyer.
(d)The Parties acknowledge and agree that nothing in this Clause 7 shall prohibit or restrict the Sellers or any of the Group Companies from taking any action (or omitting to take any action):
(i)which constitutes, or is necessary to implement, a Permitted Leakage or a Leakage resulting in a Known Leakage Amount;
(ii)in the event of an emergency or disaster situation which has the intention of minimising any adverse effect on the Business;
(iii)which is required to fulfil the Condition;
(iv)which is considered in good faith to be mandatory for the Sellers, the applicable Group Company or their directors or managers under any contract entered into prior to the date of this Agreement (including any financing agreement or document) or any other source of obligations (including under any Applicable Law, authorisations, permits or licences of any type), provided that the contractual obligation had been previously Fairly Disclosed to the Buyer;
(v)in order to comply with the terms and conditions of this Agreement and/or any financing arrangements (including, for the avoidance of doubt, and without limitation, making any required payments under the same), provided that the financial arrangement had been previously Fairly Disclosed to the Buyer;
(vi)which is referenced in any Transaction Document or was Fairly Disclosed to the Buyer;
(vii)in order to carry out any investment committed or foreseen in the business plan of the Group Companies as Fairly Disclosed to the Buyer;
(viii)which can be necessary or advisable in order to implement or otherwise address any conditions or commitments imposed by the relevant authorities in any licences, permits and administrative authorisations held by any of the Group Companies;
(ix)which can be necessary or advisable for the Group Companies to conduct their respective Business in the ordinary course of business, including, inter alia, requesting any new licenses, permits and administrative authorisations and making any payment or taking any action necessary for the maintenance of premises; and/or
(x)which has been consented to by the Buyer following a written request from the Sellers to the Buyer (such approval not to be unreasonably withheld or delayed). If the Buyer does not respond within ten Business Days, such consent shall be deemed to have been given.
7.3Information
If at any time prior to or at Completion the Sellers become aware that any of the matters set out in Clause 7.2 has occurred, including, for the avoidance of doubt, any action (or omission) described in section (d) of Clause 7.2 above, the Sellers shall as soon as reasonably practicable, and subject to confidentiality obligations, notify the Buyer in good faith of the situation and providing all such information as the Buyer may reasonably request (and, for the avoidance of doubt, the delivery of such notice shall not limit or otherwise affect the remedies available to the Buyer).

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7.4Financing waivers and notifications
The Parties shall devote reasonable best efforts to ensure that (i) the Group Companies make their best efforts to prior to Completion obtain from the Existing Lenders with CoC under the Existing Financing with CoC a waiver in writing authorising the change of control that will occur as a result of the completion of this Transaction (and the indirect change of control over the Subsidiaries); and (ii) keep each other reasonably updated about the actions taken for obtaining the waiver and about any notifications received from the Existing Lenders with CoC.
In addition, the Sellers shall procure that the Group Companies submit to the Existing Lenders with Information Obligations a notification to disclose the Transaction under the Existing Financing with Information Obligations.
7.5Auditor
In case the Buyer requests the Sellers to do so, the Sellers shall procure that the Group Companies put the Buyer in contact with the Auditor in case the Buyer wishes to discuss with the Auditor its resignation with effects after 1 January 2022. If the Buyer so requests in reasonable and good faith terms, the Sellers shall reasonably cooperate with the Buyer in contacting with the Auditor for the purposes of obtaining its resignation as auditor of financial year 2022 and going forward. In any event, any such request shall not affect in any manner the Auditor’s role with respect to the Contingent Price.
7.6Pre-Completion Certificate
At least eight (8) Business Days before the Completion Date, the Sellers shall deliver to the Buyer a certificate (the Pre-Completion Certificate) including:
(a)the Equity Ticker;
(b)the Transaction Expenses, including details of amounts and relevant bank accounts for the payments’ beneficiaries;
(c)the Management Transaction Bonus, including details of amounts and relevant bank accounts for the payments’ beneficiaries;
(d)the Known Leakage Amount (if any) pursuant to Clause 6.4;
(e)the Final Purchase Price payable by the Buyer to the Sellers in accordance with Clause 4.3;
(f)where appropriate, the election of the Cash Alternative;
(g)the detailed distribution of the Stock Consideration Shares and the Cash Consideration Amount between the Sellers in accordance with the terms of this Agreement;
(h)the details of each of the Sellers’ securities accounts where the Buyer shall deliver the Stock Consideration Shares;
(i)the details of the bank accounts into which the Buyer shall make the wire transfer(s) for due payment of the Cash Consideration Amount;
(j)the relevant details of the STI Brazil Stake Debt;
(k)the Mexico Minority Stake Purchase Price;

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(l)confirmation of completion or not of the STI Spain SPA and details of the STI Spain Purchase Price;
(m)if applicable, the relevant details of the Contingent Price, including details of its distribution between the Sellers in accordance with the term of this Agreement, and of the STI Brazil Contingent Price Debt and a copy of the Consolidated Accounts and of the Auditor Certificate, if applicable; and
(n)summary of the cash payments to be made by Buyer and the Stock Consideration Shares and the Stock Shares to be delivered by Buyer to Sellers (and to Mr Javier Reclusa, on behalf of the Company) on Completion in accordance with the terms of this Agreement, in the terms described in Schedule 6.
8.COMPLETION
8.1Completion shall take place on a Business Day at the offices of the Notary Public:
(a)in case the Condition is satisfied on or prior to 24 December 2021; on 11 January 2022 (or the first Business Day after such date); and
(b)in case the Condition is satisfied after 24 December 2021, within ten (10) Business Days after (but never prior to 11 January 2022) (i) confirmation by the authorities that the FDI Filing is not required, if this is the case; or (ii) written notice by a Party to the other Parties confirming that the Condition has been satisfied or, where permitted, waived, or at such other time and in such other place as the Sellers and the Buyer may agree in writing (the Completion Date).
8.2On the Completion Date, all Parties shall appear before the Notary Public in order to notarize this Agreement as a public deed (elevación a público) and comply with all the obligations and undertakings set out in Schedule 2.
8.3The obligations and undertakings set out in Schedule 2 shall be carried out on the Completion Date simultaneously (en unidad de acto), and each and every one of them shall be executed, with no possibility of partial execution, and unless each and every one of the documents and acts provided in Schedule 2 have been signed, executed and/or performed as set out herein, this Agreement (and any of the actions contained in Schedule 2) shall not be considered fully completed.
8.4For the purposes of the above, the Parties shall take any relevant measures to ensure that each of the undertakings set out in Schedule 2 to be done by each of the Parties will occur on Completion Date.
9.TERMINATION RIGHTS
9.1This Agreement may only be terminated by the Parties as set out below and in the following events:
(a)Mutual agreement. This Agreement may be terminated by mutual written agreement of the Parties.
(b)Non fulfilment of the Condition. This Agreement may be terminated by any Party in the event that the Condition has not been fulfilled, or, where applicable, waived by the Parties on or before the Longstop Date in accordance with Clause 3.
(c)Material breach of certain obligations undertaken by the Buyer in this Agreement. If on or before Completion there is a material breach of (i) the obligations undertaken by the Buyer in this Agreement (other than the Completion actions contained in Schedule 2) that cannot be remedied or that can be remedied but are not remedied within the ten (10) days following

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delivery of a written notification to the Buyer in breach of the Agreement; or (ii) the obligations undertaken by the Buyer in Schedule 2 of this Agreement, the Sellers may either terminate this Agreement or demand its specific performance. In all cases the Sellers may claim against the Buyer for Damages.
(d)Material breach of certain obligations undertaken by the Sellers in this Agreement. If on or before Completion there is a material breach of the obligations undertaken by the Sellers in Schedule 2 of this Agreement, the Buyer may either terminate this Agreement or demand its specific performance. In all cases the Buyer may claim against the Sellers for Damages.
For the avoidance of any doubt, (i) the existence of a Leakage; (ii) any breach of any obligations of the Sellers other than those provided in Schedule 2; and/or (iii) any breach of the Sellers' Warranties shall not be considered a material breach of the Sellers' obligations under this Agreement for the purposes of this Clause 9.1(d).
9.2The Parties shall be entitled to terminate this Agreement, as appropriate, if any of the events under Clauses 9.1(b) to 9.1(d) occurs, by serving a notification on the other Parties on or after the Longstop Date, or on or before Completion, as applicable. If so, this Agreement will be terminated except for this Clause 9 and Clause 17, which shall continue in force. Such termination shall not affect the respective rights and obligations of the Parties according to Spanish law.
10.CERTAIN AFFILIATE ARRANGEMENTS
10.1The Sellers, Mr Javier Reclusa, the Buyer and the Company shall, and the Sellers shall cause each Group Company to, use commercially reasonable efforts to cooperate with one another and to, prior to Completion Date, either (i) substitute the Sellers or Mr Javier Reclusa with a Group Company as the obligor under the credit support instruments granted by Sellers or Mr Javier Reclusa or their Affiliates to guarantee obligations of any Group Company listed in Schedule 7 (the Credit Support Arrangements) or (ii) if such substitution is not possible, replace it with substantially similar credit support instruments under which a Group Company or the Buyer is the obligor, in each case of clauses (i) and (ii), pursuant to documentation reasonably satisfactory to the Sellers and/or Mr Javier Reclusa, as applicable.
10.2In case the Credit Support Arrangements are not substituted by Completion Date, the Buyer undertakes to substitute those pending Credit Support Arrangements as soon as reasonably possible, all in accordance with the above Clause, and the Sellers and/or Mr Javier Reclusa, as applicable, shall cooperate with the Buyer for such purposes.
10.3The Buyer shall hold the Sellers, Mr Javier Reclusa or any Affiliate of the Sellers or Mr Javier Reclusa, as applicable, harmless of any Damages arising out of the Credit Support Arrangements after Completion.
11.SELLERS' WARRANTIES
11.1Each Seller hereby represents and warrants to the Buyer that, subject to the provisions of this Agreement, each of the Sellers’ Warranties set out in Schedule 8 is true and accurate at the date of this Agreement and as of the Completion Date.
The Sellers acknowledge that the Purchaser is entering into this Agreement on the basis of and in express reliance on the Seller’s Warranties and after a satisfactory Due Diligence Investigation.
11.2The Sellers’ Warranties are deemed to be repeated on the Completion Date by reference to the facts and circumstances then existing and any reference made to the date of this Agreement (whether express or implied) in relation to any Warranty shall be construed, in relation to such repetition, as a reference to the Completion Date.

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11.3Subject to limitations set out in this Agreement, as applicable, the Sellers shall indemnify the Buyer for all Damages incurred as a result of or in connection with (a) any misrepresentation untruthfulness, or breach of the Sellers’ Warranties; or (b) any breach of covenant, undertaking or obligation assumed by the Sellers under this Agreement; in which case, nothing shall limit the Buyer’s right to claim Damages or specific performance pursuant to Article 1,124 of the Spanish Civil Code, save for otherwise provided for in this Agreement. For clarification purposes, only a breach of Sellers’ material undertakings under Schedule 2 shall entitle the Buyer to terminate this Agreement, as provided in clause 9.1 above.
11.4For the avoidance of doubt, the Sellers’ Warranties are made individually by each Seller in respect of its own capacity and status and only in respect of its own Shares. None of the Sellers shall have any responsibility over the breach of any other Sellers’ Warranties.
11.5The Buyer further acknowledges and agrees that no statement, promise or forecast made by or on behalf of the Sellers or any member of the Sellers' Group or the Group Companies themselves may form the basis of any claim by the Buyer or any other member of the Buyer's Group under or in connection with this Agreement or the Transaction. In particular, the Sellers do not give or make any warranty or representation as to the accuracy of the forecasts, projections, estimates, statements of intent or statements of opinion or other forward-looking information, including in any information memoranda or similar marketing materials, provided to the Buyer, its Affiliates, or any of its directors, officers, employees, agents or advisers on or prior to the Completion Date in the Due Diligence Investigation.
12.LIMITATIONS
12.1General
The obligations assumed by the Sellers under this Agreement are assumed severally (mancomunadamente) by each of them (and not joint and severally (solidariamente)), pro-rata to the number of Shares transferred by each Seller on the Completion Date. As a result, (i) each Seller shall be liable to the Buyer only in respect to its own obligations assumed under this Agreement and for any breach solely attributable to that Seller under this Agreement, and (ii) in the case of indemnifications resulting from other breaches from which liability of the Sellers is accrued under the terms of this Agreement, if any, the Sellers shall be liable severally (mancomunadamente) in the Sellers’ Proportion.
The Buyer acknowledges that it will have no claim against the non-breaching Seller in the event of breach by one Seller of its own obligations under this Agreement.
12.2Sole remedy
(a)The Parties agree that the arrangements for liability provided for in this Agreement shall be the only remedy that the Buyer shall be entitled to claim in relation to the Transaction and/or the Group Companies, and that they replace and exclude the general arrangements for liability of the Sellers under Spanish law. Particularly, the Buyer waives any other remedy provided for in the Spanish Civil Code, Companies Act (Ley de Sociedades de Capital) and Commercial Code (Código de Comercio) with an express revocation and waiver on the part of the Buyer of: (i) the arrangements for remedy due to hidden defects (which are substituted by the regime of this Agreement); (ii) the right of termination on the part of the Buyer due to breach of this Agreement after Completion; (iii) the legal regime applicable to indemnification regarding legal title (saneamiento por evicción) or hidden defects (vicios ocultos); (iv) the extra-contractual liability provided for in article 1,902 of the Spanish Civil Code provided that it has a direct or indirect relation with this Agreement; or (v) any action against the resigning directors of the Group Companies under the Spanish Companies Act.

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(b)Likewise, each Party agrees to waive any rights to make any claim in connection with this Agreement and the other Transaction Documents against the Affiliates, the current or former directors, officers, employees, agents, representatives, attorneys or advisers of the other Party, from time to time.
12.3Exclusions
The Sellers shall not be liable in respect of any Claim to the extent that the matter or circumstance giving rise to the Claim:
(a)was Fairly Disclosed to the Buyer or its advisers as part of the Disclosed Information; or
(b)is disclosed in this Agreement including its Schedules; or
(c)was known to the Buyer on the basis of their knowledge of the Business conducted by the Group Companies and the market(s) in which the Group Companies operate; or
(d)specifically and identifiable reflected in the Accounts and only to the amount that has been accounted or recorded as an accounting provision, or was taken into account in calculating the Final Purchase Price, as expressly indicated by the Sellers in the Pre-Completion Certificate, or in the Initial Purchase Price; or
(e)has been or is compensated for without cost to the Buyer or the Group Companies; or
(f)would not have arisen (or would have been reduced) but for a change in legislation or a change in the interpretation of legislation on the basis of case law made after the date of this Agreement, or any amendment to or the withdrawal of any practice previously published by any relevant authority, in either case occurring after the date of this Agreement, whether or not that change, amendment or withdrawal purports to be effective retrospectively in whole or in part; or
(g)would not have arisen (or would have been reduced) but for any change after Completion of (i) the date to which the Group Companies makes up its accounts or (ii) in the bases, methods, principles or policies of accounting of the Group Companies except where any such act or omission was necessary in order to comply with any mandatory legal or regulatory requirement; or
(h)would not have arisen (or would have been reduced) but for any act or omission of the Group Companies on or before Completion, carried out at the written request of the Buyer or any act or omission of the Buyer, or the Group Companies after Completion; except where any such act or omission was necessary in order to comply with any mandatory legal or regulatory requirement.
As an exception, these exclusions will not apply to Warranty Claims arising from the Sellers’ Warranties set out in section 1 to 7 of Schedule 8, and, for the avoidance of doubt, such Sellers’ Warranties are not qualified by the matters, facts or circumstances Fairly Disclosed in the Disclosed Information.
12.4Acknowledgement
The Buyer acknowledges and agrees that it is not aware of any matter or circumstance makes any of the Sellers’ Warranties untrue or inaccurate.

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12.5Financial limits
The maximum aggregate liability of the Sellers arising out of or in connection any Claims shall not exceed the portion of the Final Purchase Price and the Contingent Price (if any) received by each Seller.
12.6Time limits
The liability of the Sellers in respect of all Claims shall terminate:
(a)on the date of termination of the statutory period of limitation in respect of the Sellers’ Warranties; and
(b)eighteen (18) months after Completion in respect of all other Claims, except in respect of any Claim of which notice is given to the Sellers in accordance with the provisions of Clause 12.9 before the relevant date in paragraphs (a) and (b) above. The liability of the Sellers in respect of any Claim shall in any event terminate if proceedings in respect of it have not been commenced within six months after the giving of notice of that Claim in accordance with the provisions of Clause 12.9.
12.7Wilful misconduct
In accordance with article 1,102 of the Spanish Civil Code (Código Civil), (i) any and all liability limitations regulated in this agreement shall not apply in case of fraud or wilful misconduct (dolo); and (ii) the Party claiming fraud or wilful misconduct (dolo) shall have the burden of proving it.
12.8Reduction in Final Purchase Price
Any payment made by the Sellers in respect of a Claim shall, to the maximum extent possible, and in the Sellers’ Proportion (to the extent it affects the Sellers proportionally) be deemed to be a reduction in the Final Purchase Price.
12.9Notices
(a)If the Buyer and/or the Group Companies, after Completion, become aware of a matter or circumstance which is likely to give rise to a Claim, the Buyer shall give written notice to the Sellers (or the relevant Seller) specifying the relevant facts (including, without limitation, the Buyer's estimate, to the extent known, on a without prejudice basis, of the amount of such Claim) as soon as reasonably practicable but no later than 20 Business Days after either the Buyer or the Group Company become aware of that matter or circumstance.
(b)The Sellers shall not be liable for any Damages in respect of any Claim in relation to which the Buyer fails to give notice as contemplated by Clause 12.9(a) to the extent that they are increased, or are not reduced, as a result of such failure.
12.10Duty to mitigate
Nothing in this Agreement shall relieve the Buyer from its duty under Applicable Law to mitigate any Damages incurred by it as a result of any matter or circumstances giving rise to a Claim.
12.11Subsequent recovery
If:

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(a)any Seller makes a payment in respect of a Warranty Claim regarding any Sellers’ Warranty (the Damages Payment);
(b)at any time after the making of such Damages Payment the Group Companies or the Buyer receives any compensation other than from the relevant Seller due to the matter or circumstance giving rise to that Warranty Claim net of any costs (including recovery costs) and applicable Taxes (the Third Party Sum);
(c)the receipt of the Third Party Sum was not taken into account in calculating the Damages Payment; and
(d)the aggregate of the Third Party Sum and the Damages Payment exceeds the amount required to compensate the Buyer in full for the Damage which gave rise to the Warranty Claim in question (such excess being the Excess Recovery), the Buyer shall, promptly and no later than ten (10) Business Days following receipt of the Third Party Sum by it or the Group Companies, repay to the relevant Seller an amount equal to the lower of (i) the Excess Recovery and (ii) the Damages Payment.
12.12Insurance
Without prejudice to the Buyer's duty under applicable law to mitigate any Damages as provided for under Applicable Laws, if in respect of any matter which would otherwise give rise to a Warranty Claim, the Group Companies are entitled to claim under any policy of insurance, the amount of insurance monies which the Group Companies effectively receive from the insurer, or would have been entitled to receive had the relevant insurance policies existing as of Completion not been terminated, shall reduce pro tanto or extinguish that Warranty Claim and the provisions of Clause 12.11 shall apply.
12.13Voluntary actions
The Buyer shall, and shall devote reasonable best efforts to ensure that the Group Companies shall, refrain from doing, any act or thing (other than in the ordinary course of business of the Group Companies or to comply with any Applicable Law, regulatory requirements or those of any competent authority) which may give rise to a Claim which would not otherwise arise.
12.14Taxation
(a)In calculating the liability for any Claim, it shall be taken into account the amount by which any Taxation for which the Buyer or any member of the Buyer’s Group is now or may in the future be accountable or liable to be assessed is reduced or extinguished as a result of the matter giving rise to such liability and any repayment of Taxation which would not have arisen but for the matter giving rise to such liability.
(b)Compensation paid for each of the Damages must also include Taxes accrued by the Buyer or by any Group Company because of the compensation.
12.15Net benefit
No liability in respect of any Warranty Claim shall arise for any losses suffered by the Buyer to the extent that there are any corresponding savings by or net benefit to the Buyer or any member of the Buyer’s Group.

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12.16Set-off
The Buyer shall be entitled to withhold, set off, counterclaim, deduct or retain any amounts owed to the Sellers against any of the Sellers’ payment obligations under this Agreement which are due and payable (i.e. have been either (i) agreed between the parties or (ii) been the subject matter of a final award) or any of the other Transaction Documents.
The Buyer shall also be entitled to withhold payments of amounts due to the Sellers in case a provisionally enforceable award or an arbitration procedure against the Sellers is ongoing, up to the relevant claimed amount and while such procedure is outstanding, provided that in such case the amounts withheld shall accrue interest at an annual rate of 12% from the date in which the relevant amount was withheld until, and including, the date of final payment to the Sellers.
12.17No liability for contingent liabilities
If any Warranty Claim is based upon a liability which is contingent only, the Sellers shall have no obligation to make a payment in respect thereof; provided that the Buyer shall be entitled to give notice of a Warranty Claim relating to Damages which are contingent and have not yet crystallized, in which case, the relevant time period shall be extended until the underlying subject matter of the Warranty Claim crystallizes.
12.18Remedy of breaches
If the matter or circumstance giving rise to a Claim is capable of remedy, the Sellers shall have no liability in respect of that Claim unless the relevant matter or circumstance is not remedied within 60 days at the Sellers’ expense after the date on which the relevant Seller is given notice as contemplated by Clause 12.9 in relation to that matter or circumstance. The Buyer shall procure that the relevant Seller is given the opportunity in that 60-day period to remedy the relevant matter or circumstance and shall provide, and shall procure that the Group Companies provide, all reasonable assistance to such Seller to remedy the relevant matter or circumstance.
12.19Preservation of information
The Buyer shall ensure that the Company and the Subsidiaries will preserve all documents, records, correspondence, accounts and other information whatsoever relevant to a matter which may give rise to a Claim as required under Applicable Law.
12.20Force majeure
No liability for any Claim shall arise under this Agreement originated by natural disasters or occurrences which constitute force majeure (fuerza mayor).
12.21AML Completion Letter
In relation with the Sellers’ Warranties in Section 8 of Schedule 8, the Sellers shall deliver to the Buyer three (3) Business Days before the Completion Date in a USB a letter (Additional AML USB) stating any breach or material variation of the Sellers’ Warranties therein which may have occurred after the date of this Agreement and prior to Completion (the AML Completion Letter) together with any relevant documents and/or information. On the Completion Date, the Parties shall execute a customary public deed of escrow of the Additional AML USB containing the AML Completion Letter before the Notary by means of which such Additional USB will be put in escrow with the Notary Public together with the USB and the Additional USB.

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The Sellers shall have no liability for any breach of Sellers’ Warranties in Section 8 of Schedule 8, as expressly set out and Fairly Disclosed in the Completion Letter, provided that the Completion Letter complies with the requirements set out above.
13.BUYER’S WARRANTIES
The Buyer hereby represents and warrants to the Sellers that each of the Buyer’s Warranties set out in Schedule 9 is true and accurate as of the date of this Agreement and as of Completion Date.
14.BUYER'S OBLIGATION TO INDEMNIFY
14.1The Buyer shall indemnify the Sellers, on a Euro-by-Euro basis, for breaches of this Agreement or for any Damages arising from any breach, untruthfulness or misrepresentation of any Buyer's Warranties.
14.2With respect to any indemnification claim by the Sellers under this Clause 14, the rules and procedures of Clause 12 will apply (where applicable), mutatis mutandis.
15.FIRST DEMAND BUYER’S GUARANTEE AND WARRANTIES BY THE BUYER'S GUARANTOR
15.1As an essential element for the Sellers to enter into this Agreement with the Buyer and accept the assignment of provisions in Clause 18.3, the Buyer's Guarantor hereby expressly, irrevocably, jointly and severally, absolutely and unconditionally guarantees to the Sellers the due and punctual performance by the Buyer of all of its obligations under this Agreement.
15.2The guarantee granted by the Buyer's Guarantor pursuant to this Clause 15 is joint and several (solidaria) guarantee. The Buyer’s Guarantor expressly waives the benefits of prior foreclosure against the principal debtor (beneficio de excusión), shared foreclosure (beneficio de división) and ordered foreclosure (beneficio de orden) in respect of its payment obligations under this Agreement and agrees to be treated as joint and several debtor with the Buyer for all purposes.
15.3The Sellers shall be entitled to make, at their sole and entire discretion, a claim against the Buyer or the Buyer’s Guarantor or against both of them simultaneously, without first proceeding against, claiming payment from, or pursuing any other remedy whatsoever against either of them. For the avoidance of doubt, a claim against the Buyer’s Guarantor shall not prevent or limit in any manner whatsoever the possibility of the Buyer to comply with its obligations, at which point the claim against the Buyer’s Guarantor shall automatically render ineffective.
15.4The Buyer's Guarantor acknowledges that this first demand joint and several guarantee shall remain in force, without having to seek the Buyer's Guarantor's consent irrespective of any amendment to the terms of this Agreement that may be agreed by the Buyer, and irrespective of any acknowledgement of liability that may be made by the Buyer.
15.5The guarantee granted by the Buyer’s Guarantor pursuant to this Clause 15 will terminate upon full payment of the Purchase Price and the Contingent Price pursuant to Clause 4 and Clause 5 above.
15.6The Buyer’s Guarantor warrants to the Sellers that in respect of itself, mutatis mutandis, the Buyer’s Warranties are also true and accurate in all material respects.
16.PAYMENTS
Unless otherwise expressly stated all payments to be made under this Agreement shall be made in Euro to the relevant Party, in immediately available funds to the bank account of the relevant Party

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has specified by giving notice to the other Parties for the purpose of that payment in accordance with Clause 18.2 not less than five (5) Business Days before the date that payment is due.
17.COOPERATION IN RESPECT OF DEBT FINANCING
17.1Prior to the Completion Date, the Sellers shall use their commercially reasonable best efforts to provide and to cause the Group Companies and their representatives to provide, to the Buyer, in each case at the Buyer’s sole cost and expense, such reasonable cooperation as is customary for financings of the type contemplated by the Buyer, which may include a 144A bond offering and/or bank financing (the Debt Financing) and as reasonably requested by the Buyer in connection with the arrangement of the Debt Financing (taking into account the timing of the Marketing Period, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Sellers and the Group Companies), which cooperation shall consist of using such commercially reasonable best efforts to:

(a)furnish the Buyer and its financing sources the applicable Required Information (provided, that such information shall not include financial statements or other information (including segment reporting and consolidating and other financial statements and data) required by Rules 3-05, 3-09, 3-10 and 3-16 of Regulation S-X or Item 402 of Regulation S-K, information regarding executive compensation related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A (other than customary disclosure with respect to material related party transactions) or any other information customarily excluded for an offering memorandum for private placements of non-convertible high yield bonds pursuant to Rule 144A promulgated under the Securities Act); provided that, in no event shall the Required Information be deemed to include or shall the Sellers otherwise be required to provide pro forma financial statements or pro forma adjustments related to the Debt Financing; provided further that Seller shall furnish to the Buyer and its financing sources, to the extent requested prior to the commencement of the Marketing Period, other customary pertinent financial information of the Group Companies, reasonably requested by the Buyer to permit the Buyer to prepare the pro forma financial statements necessary for the Debt Financing, provided that the information referred to in (iii) and (iv) of the definition of Required Information and other requested information pursuant to the immediately above proviso is already available or is not burdensome to compile;

(b)provide customary authorization letters to the Buyer’s financing sources authorizing the distribution of information to prospective lenders or investors (to the extent necessary for financing of the type contemplated by the Debt Financing) and facilitate and assist in the preparation, execution and delivery of any definitive financing documents as may be reasonably requested by the Buyer; provided that the foregoing documentation shall be subject to the occurrence of the Completion Date and become effective no earlier than the Completion Date, and to promptly furnish the Buyer and its financing sources with all documentation and information about the Group Companies as is reasonably requested by the Buyer or its financing sources pursuant to applicable “know your customer” and anti-money laundering rules and regulations; and
(c) make reasonable best efforts to cause the Auditor to provide, consistent with customary practice, consent to the use of their reports in any materials relating to the Debt Financing and to deliver customary comfort letters (including customary “negative assurance” with respect to any “change period” and with respect to the pro forma financial statements included in any such materials) to the Buyer’s financing sources in connection with any offering of high yield debt securities as part of the Debt Financing, and to provide drafts thereof reasonably in advance of “pricing” and “closing” upon reasonable request of the Buyer.

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Notwithstanding the foregoing, (1) neither the Sellers nor any of the other Group Companies shall be required to pay any commitment or other similar fee or incur prior to the Completion Date any other liability or obligation in connection with the Debt Financing, (2) the Group Companies shall not be required to provide a restatement of any historical financial statements of the Group Companies that would not have been required other than for the purposes of the Debt Financing, (3) none of the Sellers, the other Group Companies or their respective officers, directors or employees shall be required to execute or enter into or perform any agreement with respect to the Debt Financing that is not contingent upon the Completion Date occurring or that would be effective prior to the Completion Date, (4) none of the Sellers, or the Group Companies or their respective officers, directors or employees shall be required to take any action (excluding, for the avoidance of doubt, the provision of the Required Information) that would subject any such person to actual or potential liability, and (5) nothing shall obligate the Sellers or any of the Group Companies to provide, or cause to be provided, any legal opinion by its counsel, or to provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent it would reasonably be expected, in the reasonable judgment of the Sellers, to result in a violation of Applicable Law or loss of any privilege.
In no event shall the Seller or any of the Group Companies be required to bear any cost or expense, pay any commitment or other fee, enter into any definitive agreement, incur any other liability or obligation (including the imposition of any lien on any of their respective assets), make any other payment or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing effective prior to the Completion Date. Buyer shall, promptly upon written request by the Sellers, reimburse the Sellers for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Sellers or any of the Group Companies in satisfying their obligations under this Clause, provided that if Completion occurs the foregoing shall not apply to any costs or expenses incurred in connection with the preparation and delivery of the Required Information that are incurred and assumed by a Group Company. Buyer shall indemnify and hold harmless the Sellers and the Group Companies and their respective representatives from and against any and all losses, claims, damages, liabilities, costs, reasonable attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred in connection with any action taken by the Sellers, any of the Group Companies or any of their respective representatives pursuant to this Clause, except in the event such losses, claims, damages, liabilities, costs, reasonable attorneys’ fees, judgments, fines, penalties and amounts paid in settlement are determined by a final non-appealable judgment of a court of competent jurisdiction to have arisen out of, or resulted from, bad faith, gross negligence or wilful misconduct of, or material breach of this agreement by, the Sellers, any of the Group Companies or any of their respective representatives.
For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Clause represent the sole obligation of the Sellers and the Group Companies and their respective representatives with respect to cooperation in connection with the arrangement of the Debt Financing and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.
17.2All material non-public information provided by the Sellers or any of the Group Companies or any of their representatives shall be permitted to be disclosed to the financing sources, other potential sources of capital, rating agencies and prospective lenders during syndication and marketing of the Debt Financing or any permitted replacement, amended, modified or alternative financing subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

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17.3The Parties agree that (a) obtaining the Debt Financing is not a condition precedent or requirement for the completion of the transfer of shares regulated under this Agreement and irrespective of whether obtained or not by the Buyer, it will not delay Completion Date; (b) the cooperation required from the Sellers, shall be assessed always by reasonability and good faith standards; and (c) the undertaking assumed by the Sellers under this Clause is construed as an obligation of means (“obligación de medios”) and not as an obligations to obtain a result (“obligación de resultado”) in relation to the Debt Financing.
18.MISCELLANEOUS
18.1Interest
If a Party defaults on the payment of any sum due and payable under this Agreement, it shall pay interest on that sum from the date on which payment is due until the date of actual payment (after as well as before judgment) at an annual rate of 8%, which interest shall accrue from day to day and be compounded monthly.
18.2Notices
Any communications or notices which one Party has to make to the other shall be served by e-mail, letter or telegram with acknowledgement of receipt or by any other written process providing a record of receipt by the addressees at the addresses which, until such time as any different addresses have been notified, shall be as follows:
(a)To Amixa at:
Amixa Capital, S.L.
Address: Calle Rio Urbi 155, Valle de Egües, Egües, 31620 Navarra, Spain
Marked for the attention of: Mr Xabier Blanco Platero
E-mail:
with a copy to:
Allen & Overy LLP
Address: Serrano 73, 28006 Madrid, Spain
Marked for the attention of: Mr Ignacio Hornedo and Ms Patricia Figueroa
E-mail:
(b)To Aurica at:
Aurica Capital Desarrollo S.G.E.I.C. S.A. and Aurica Trackers, S.L.
Address: Avenida Diagonal 598, piso 4, puerta 2, Barcelona, Spain
Marked for the attention of: Mr Iván Plaza Ferriz, Mr Borja Casanovas
E-mail:
with a copy to:
Allen & Overy LLP
Address: Serrano 73, 28006 Madrid, Spain
Marked for the attention of: Mr Ignacio Hornedo and Ms Patricia Figueroa
E-mail:
(c)To Javier Reclusa at:
Address: Alameda Itu 78, Apartamento 2207, Jardim Paulista, CEP 01421-000, Sao Paulo

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Email:
with a copy to:
Allen & Overy LLP
Address: Serrano 73, 28006 Madrid, Spain
Marked for the attention of: Mr Ignacio Hornedo and Ms Patricia Figueroa
E-mail:
(d)To the Buyer at:
Array Tech, Inc.
Address: 3901 Midway Place NE, Albuquerque, NM, 87109 (USA)
Marked for the attention of: Mr Tyson Hottinger, Chief Legal Officer
E-mail:
with a copy to:
Kirkland & Ellis LLP
Address: 609 Main St., Houston, TX 77002 (USA)
Marked for the attention of: Mr Rhett A. Van Syoc, P.C.
E-mail:
and with a copy to:
Cuatrecasas, Gonçalves Pereira SLP
Address: Calle Almagro 9, 28010 Madrid, Spain
Marked for the attention of: Mr Javier Martí-Fluxá and Mr Marcos García
E-mail:
(e)To the Buyer’s Guarantor at:
Array Technologies, Inc.
Address: 3901 Midway Place NE, Albuquerque, NM, 87109 (USA)
Marked for the attention of: Mr Tyson Hottinger, Chief Legal Officer
E-mail:
with a copy to:
Kirkland & Ellis LLP
Address: 609 Main St., Houston, TX 77002 (USA)
Marked for the attention of: Mr Rhett A. Van Syoc, P.C.
E-mail:
and with a copy to:
Cuatrecasas, Gonçalves Pereira SLP
Address: Calle Almagro 9, 28010 Madrid, Spain
Marked for the attention of: Mr Javier Martí-Fluxá and Mr Marcos García
E-mail:
Any change of address or e-mail shall only be effective once it has been notified to the other Party.

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18.3Assignment
The Parties cannot assign the rights and obligations arising from this Agreement without the prior written consent of the other Party. In case of assignment and/or subrogation considered under this Clause 18.3, all references made to the Parties in this Agreement will be understood to be made for all purposes to the Person that replaces the respective Party.
As an exception to Clause 18.3, the Buyer may assign:
(a)the buyer position under this Agreement and any rights and obligations under this Agreement to one or more of Array Technologies, Inc. fully owned Affiliates (except if the relevant Affiliate has its domicile in a Sanctioned Country), and provided that (i) the assignment is covered by the Debt Commitment Letter; (ii) if such assignee ceases to be an Affiliate of the Buyer, all benefits relating to this Agreement assigned to such assignee shall be deemed automatically by that fact to be re-assigned to the Buyer immediately before such cessation; and that (ii) Array Technologies Inc. shall remain as guarantor of all obligations assumed by the relevant assignee in the terms agreed herein in respect of the Buyer; or
(b)its rights under this Agreement to secure any financing arrangement entered into in connection with the Transaction;
provided that, in both cases, the Buyer serves a written notice to the Sellers of any such assignment at least five (5) Business Days in advance.
18.4Expenses and Taxes
Except as otherwise expressly provided in this Agreement, each Party shall pay the costs and expenses incurred by it in connection with the entering into and completion of this Agreement. The Buyer shall pay any notarial fees and costs and any transfer Taxes payable in connection with this Agreement, with its execution, or with the transfer of the Shares.
18.5Amendments
Any amendment to this Agreement (including to any of its Schedules) must be made in writing and signed by each Party.
18.6Invalidity
(a)If any provision of this Agreement is or becomes invalid, illegal, inapplicable or unenforceable, the validity, legality, applicability and enforceability of this Agreement shall not be affected or impaired in any way.
(b)In such an event, the Parties will negotiate in good faith and promptly in order to substitute, if possible, the relevant invalid, illegal, inappropriate or unenforceable provision with a valid, legal, applicable and enforceable provision corresponding to the original provision.
18.7Announcements and confidentiality
(a)Other than the Transaction Press Release and subject to Clauses 18.7(c), the Sellers shall (and shall procure that each member of the Sellers’ Group, and, in respect of the period up to Completion, the Group Companies, and each such Person’s advisers and Related Persons, shall) and the Buyer shall (and shall procure that each member of the Buyer's Group, and, in respect of the period from Completion, the Group Companies, and each such Person's advisers and Related Persons, shall):

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(i)not make any announcement concerning the sale and purchase of the Shares or any related or ancillary matter; and
(ii)keep confidential the provisions and subject matter of, and the negotiations relating to, each Transaction Document.
(b)The Buyer:
(i)must, and must procure that each other member of the Buyer's Group for the time being shall, keep confidential all information provided to it by or on behalf of the Sellers or otherwise obtained by it in connection with this Agreement which relates to the Sellers or any other member of the Sellers’ Group; and
(ii)must procure that, if after Completion the Group Companies holds confidential information relating to the Sellers or any other member of the Sellers’ Group, the Group Companies shall after Completion destroy, to the extent possible, that information, without retaining copies.
(c)The Sellers must and must procure that each other member of the Sellers' Group for the time being shall, keep confidential all information provided to it by or on behalf of the Buyer or otherwise obtained by it in connection with this Agreement which relates to the Buyer or any other member of the Buyer’s Group
(d)Except to the extent specified in such Clauses, the provisions of Clauses 18.7(a) and 18.7(b) shall apply before, on and after Completion.
(e)Nothing in Clause 18.7(a) or 18.7(b) prevents any announcement being made or any confidential information being disclosed:
(i)where such announcement is in an agreed form between the Sellers and the Buyer or the confidential information disclosed comprises only information set out in an announcement in such an agreed form;
(ii)with the written approval of the other Party, which in the case of any announcement shall not be unreasonably withheld, delayed or conditioned;
(iii)to the extent required by law, rule, regulation or any judicial, governmental or competent supervisory or regulatory body (including, without limitation, any securities exchange) but, if a Person is so required to make any announcement or to disclose any confidential information, the relevant Party shall promptly notify the other Party, where practicable and permitted by such law, rule, regulation or judicial, governmental or competent supervisory or regulatory body, before the announcement is made or disclosure occurs (as the case may be) and shall cooperate with the other Party regarding the timing and content of such announcement or disclosure (as the case may be) or any action which the other Party may reasonably elect to take to challenge the validity of such requirement.
(iv)if required to enable any Person to enforce its rights under this Agreement or any Transaction Document or for the purpose of any judicial or arbitration proceedings;
(v)if that the information is disclosed on a strictly confidential basis by a Person to its professional advisers, auditors or bankers;
(vi)where the information is disclosed by the Sellers on a strictly confidential and need-to-know basis to another member of the Sellers’ Group or to any Fund, general

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partner or management entity related to the Sellers and their investors, or by the Buyer on a strictly confidential and need-to-know basis to another member of the Buyer's Group, to the Buyer’s shareholders or to any Fund, general partner or management entity related to the Buyer and its investors; or
(vii)if the information is in or otherwise comes into the public domain.
For the purposes of this Clause 18.7(c), a compilation of publicly available information in a form not publicly known or easily assessable shall not be regarded as in the public domain.
18.8Counterparts. Electronic execution
This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment shall be an effective way of delivery.
The Parties expressly acknowledge and accept that this Agreement may be signed in different places by electronic means, for which purpose signed copies may be delivered in PDF or any other electronic format by sending them to the relevant e-mail addresses provided by the Parties for this purpose; execution of this Agreement being considered complete at the time of receipt by the Parties of all such electronic copies.
The words “execution,” “execute”, “signed”, “signature” and words of like import in or related to any document to be signed in connection with this Agreement and the Transaction contemplated hereby (including without limitation assignments, waivers and consents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for or not prohibited in any Applicable Law.
18.9Whole agreement
(a)This Agreement and the other Transaction Documents contain the whole agreement between the Parties relating to the transactions contemplated by this Agreement and the Transaction Documents and supersede all previous agreements, whether oral or in writing, between the Parties relating to these transactions, including, without limitation, the Letter of Intent and any and all non-disclosure agreements signed between the Parties and/or the Company in relation with the Transaction.
(b)Each Party acknowledges that in agreeing to enter into this Agreement and the other Transaction Documents it has not relied on any representation, warranty, collateral contract or other assurance made by or on behalf of any other Party before the entering into this Agreement. Each Party waives all rights and remedies which, but for this Clause 18.9, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance.
18.10Applicable law and jurisdiction
(a)The law applicable to the Agreement shall be the general law (derecho común) of the Kingdom of Spain.
(b)Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the LCIA Rules, which Rules are deemed to be incorporated by reference

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into this clause. The number of arbitrators shall be three. The seat, or legal place, of arbitration shall be London and the language to be used in the arbitral proceedings shall be English.
18.11Mr Javier Reclusa
Mr Javier Reclusa signs this Agreement for the purposes of (i) acknowledging the obligations assumed by the Buyer in his favour under Clauses 5.8 and 10 and Schedule 2 of this Agreement in accordance with article 1,257 of the Spanish Civil Code, and (ii) committing to duly execute the Completion actions set out in Schedule 2.
AS WITNESS, this Agreement has been signed in counterparts by the Parties as of the date first above written.

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SIGNATORIES

THE SELLERS

Amixa Capital, S.L.

/s/ Xabier Blanco Platero
Mr Xabier Blanco Platero

Aurica Trackers, S.L.

/s/ Iván Plaza Ferriz
Aurica Capital Desarrollo SGEIC SA, represented by Mr Iván Plaza Ferriz

THE BUYER Array Tech, Inc. /s/ Jim Fusaro Mr Jim Fusaro
BUYER’S GUARANTOR Array Technologies, Inc. /s/ Jim Fusaro Mr. Jim Fusaro

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For the purposes of Clause 18.11 of this Agreement,

/s/ Javier Reclusa Etayo
Mr Javier Reclusa Etayo

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